UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

On September 27, 2022, CN Energy Group. Inc. (the “Company”) entered into a series of subscription agreements (collectively, the “Subscription Agreements”) with fifteen purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Subscription Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 10,514,018 Class A ordinary shares of the Company, no par value (the “Shares”), at a purchase price of $1.712 per share, and for an aggregate purchase price of $18,000,000 (the “Offering”). The Shares were offered under the Company’s registration statement on Form F-3 (File No. 333-264579), initially filed with the U.S. Securities and Exchange Commission on April 29, 2022 and declared effective on June 13, 2022 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with this Offering was filed with the U.S. Securities and Exchange Commission on October 3, 2022. The Subscription Agreements, the transactions contemplated thereby, and the issuance of the Shares have been approved by the Company’s board of directors.

The Company expects to receive gross proceeds of approximately $18,000,000 from the issuance and sale of the Shares and expects the settlement thereof to occur in accordance with the terms of the Subscription Agreements. The closing of the transactions contemplated by the Subscription Agreements shall take place on the respective dates mutually agreed by the Company and the Purchasers.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the Form of Subscription Agreement, which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

This current report on form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-264579).

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Form of Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CN Energy Group. Inc.

Date: October 3, 2022	By:	/s/ Kangbin Zheng
	Name:	Kangbin Zheng
	Title:	Chief Executive Officer